FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

CIN-L65190GJ1994PLC021012

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. Other News 2. Schedule of B&K Securities Conference held in Mumbai

Item 1

OTHER NEWS

Sub: Disclosures under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

Pursuant to the provisions of Indian Listing Regulations notified by SEBI, we have disclosed to the stock exchanges in India, the schedule of B&K Securities Conference held in Mumbai on June 2, 2016. At this conference, management of the Bank met the investors.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

Item 2

B&K Securities Conference, Mumbai: June 2, 2016

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one	Sloane Robinson
2.	One-on-one	Aviva Life Insuarance
3.	One-on-one	Bajaj Allianz
4.	Group	Alchemy Capital
5.	Group	ASK Investment Managers
6.	Group	Birla Sun Life Insurance
7.	Group	Canara HSBC Insurance
8.	Group	Ellara Capital
9.	Group	HDFC MF
10.	Group	LIC MF
11.	Group	M3 Investment
12.	Group	Quest Investment Advisors
13.	Group	State Bank of India
14.	Group	Tata Investments
15.	Group	UTI MF
ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 9, 2016	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan

			Title :	Deputy General Manager